Exhibit 12.1

CONSTELLATION ENERGY PARTNERS LLP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor		Predecessor
	Constellation Energy Partners LLC		Everlast Energy LLC			Torch Energy
	For the year ended December 31, 2006	For the period from February 7, 2005 (inception) to December 31, 2005	For the period from January 1, 2005 to June 12, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002
	(In 000’s)		(In 000’s)			(In 000’s)
Net income(1)	$15,989	$11,941	$(10,636)	$2,099	$4,987	$414
Fixed Charges:
Interest and Amortization of Debt Issuance Costs	221	3	2,437	3,028	1,961	—

Total Fixed Charges	221	3	2,437	3,028	1,961	—

Earnings(2)	$16,210	$11,944	$(8,199)	$5,127	$6,948	$414

Ratio of Earnings to Fixed Charges	73.35	3,981.33	(3.36)	1.69	3.54	—

(1)	Net income is the equivalent of income from continuing operations, as CEP has no discontinued operations.
(2)	Earnings are deemed to consist of income from continuing operations and fixed charges.